Exhibit 12
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Years Ended July 31,
	2006	2005	2004	2003	2002
Earnings
Income before cumulative effect of change in accounting principle	$149.3	$57.2	$26.6	$12.4	$12.9
Income tax provision	92.8	35.9	15.3	2.6	6.3

Earnings	242.1	93.1	41.9	15.0	19.2

Fixed Charges
Interest expense	27.3	32.2	38.1	28.0	16.3
Portion of rental expense representative of interest factor	3.1	3.4	3.2	3.0	3.0

Fixed charges	30.4	35.6	41.3	31.0	19.3

Earnings before income tax provision and fixed charges	$272.5	$128.7	$83.2	$46.0	$38.5

Ratio of earnings to fixed charges	9.0x	3.6x	2.0x	1.5x	2.0x